SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 01, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item.

  Press Release dated January 31, 2008 announcing 4th Quarter 2007 financial results.

Exhibit 1	Physical Statistics for 4Q 2007
Exhibit 2	Statements of Income for 4Q 2007
Exhibit 3	Balance Sheets for 4Q 2007
Exhibit 4	Cash Flows for 4Q 2007

2

4Q07 Earnings Release

Quarterly Earnings Release
FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2007 (4Q07)

Highlights:

  In 4Q07, operating revenues increased 5.8% as compared to 4Q06, fueled by Broadband revenues (52.7%) and Pay Television. Revenues for the year 2007, reached Ch$632,572 million (US$1,273.1 million), increasing 2.0% as compared to 2006.
  EBITDA in 4Q07 reached Ch$75,848 million (US$152.6 million), compared to Ch$77,583 million (US$156.1 million) in 4Q06. EBITDA margin reached 46.6% in 4Q07 compared to 50.4% in 4Q06. EBITDA in 2007 reached Ch$283,251 million (US$570.0 million), with a margin of 44.8%.
  The Company recorded net income of Ch$685 million (US$1.4 million) in 4Q07, compared to net income of Ch$3,951 million (US$8.0 million) in 4Q06. Annual net income reached Ch$10,856 million (US$21.8 million).
  Financial debt level remained stable, closing at US$787 million in 4Q07.

  Santiago, Chile – January 31, 2007, Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica Chile” or the “Company”) today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors stated in Chilean GAAP (in constant Chilean pesos as of December 31, 2007) for the fourth quarter of 2007. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for December 31, 2007, which was Ch$496.89 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (“SVS”) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company’s website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 4Q07
(Comparisons refer to 4Q06)

REVENUES

Telefónica Chile's revenues increased by 5.8% in 4Q07 with respect to 4Q06, amounting to Ch$162,805 million (US$327.6 million). This variation is mainly stems from growing Broadband revenues (+52.7%), Television, Corporate Communications (+5.4%) and plans of minutes (+16.8%), which offset the decrease in revenues from fixed variable charges as well as the long distance business.

During the year, consolidated revenues increased 2.0% with respect to 2006, reaching Ch$635.572 million (US$1,273.1 million.)

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) increased 14.0% in 4Q07 to Ch$86,957 million (US$175.0 million), mainly explained by: (i) a 9.3% increase in salaries. In 4Q07 salaries were affected by a Ch$1,633 million (US$3.3 million) increase resulting from the hiring of 799 people during 2007 that were previously considered external contractors. These increments were partially offset by lower salaries as a result of Company’s restructuring, from a decrease of 24 executives; (ii) higher sales commissions (+29.9%) resulting from increased commercial activity, mainly related to the bundling strategy; (iii) higher general expenses (+12.9%), due to higher TV content expenses, higher costs associated to commercialization of the “Puesto de Trabajo” service for the small and medium enterprises segment, as well as higher outsourcing contracts expenses, due to a change in the way the “Speedy” broadband service is marketed, as informed in 1Q07; and, (iv) a 24.3% an increase in uncollectables with respect to 4Q06.

In the year 2007, operating costs (excluding depreciation) grew 13.2% with respect to 2006, reaching Ch$349,322 million (US$703.0 million), mainly explained by a higher commercial activity deployed in 2007 and by the costs associated to the television business during the 12 months vs. just six months in 2006.

EBITDA

As a result, EBITDA1 in 4Q07 decreased 2.2% to Ch$75,848 million (US$152.6 million), compared to Ch$77,583 million (US$156.1 million) recorded in 4Q06.

EBITDA margin2 in 4Q07 was 46.6%, compared to the 50.4% recorded in 4Q06. EBITDA margin is mainly affected by higher costs, primarily associated with the start-up of the television business and increased commercial activity in all segments.

The EBITDA margin for the year 2007 reached 44.8%, compared with 50.2% for the year 2006.

DEPRECIATION

Total depreciation in 4Q07 decreased 4.5% to Ch$52,232 million (US$105.1 million), as compared to Ch$54,674 million (US$110.0 million) in 4Q06, mainly due to a lower net consolidated asset base and the completion of the useful lives of certain assets.

Operating Costs	4Q06	4Q07	Var. % 07/06

(Million of Ch$)
Salaries	18,098	19,780	9.3%
Uncollectables	4,133	5,136	24.3%
Sales commissions	6,056	7,869	29.9%
General Expenses	47,981	54,172	12.9%
Depreciation	52,232	54,674	-4.5%

Total operating expenses	130,942	139,189	6.3%

____________________________________
1 EBITDA = operating income + depreciation
2 EBITDA margin = (operating income + depreciation) / total operating revenues

OPERATING INCOME

OPERATING INCOME increased 3.1% to Ch$23,616 million (US$47.5 million) in 4Q07 when compared to Ch$22,909 million (US$46.1 million) in 4Q06. Operating margin reached 14.5% in 4Q07 vs. 14.9% in 4Q06. As a result, the operating margin for 4Q07 was 14.5% compared to 14.9% in 4Q06.

During the year, the Company reached an operating income of Ch$68,335 million (US$137.5 million), which represents a fall of 23.0% from 2006, and an operational margin of 10.8% in 2007 vs. 14.3% in the previous year, mainly due to higher expenses resulting from more commercial activities.

NON-OPERATING RESULTS

NON-OPERATING RESULT registered a non-operating loss of Ch$14,026 million (US$28.2 million) in 4Q07 as compared to a non-operating loss of Ch$10,373 million (US$20.9 million) in 4Q06.

The non-operating loss in 4Q07 is mainly explained by:

(i) financial expenses of Ch$5,698 million (US$11.5 million), which increased by 26.7% as a result of the increase in the average debt interest rate. This is due to the fact that during 4Q07 the Company hedged a portion of its debt from UF to Chilean peso denominated debt. This resulted in a higher interest rate for said debt. At the same time, this higher rate is compensated by lower monetary correction of the related interest expenses, as the debt is no longer denominated in the inflation-adjusted UF. The financial debt remained stable totaling US$787 million as of December 31, 2007.

(ii) other non-operating expenses reached Ch$9,996 million (US$20.1 million), compared with Ch$4,847 million (US$9.8 million) in 4Q06, mainly explained by: (i) Ch$1,899 million (US$3.8) for personnel severances due to the restructuring in 4Q07, aimed at increasing efficiency in the internal structure; (ii) Ch$4,737 million (US$9.5 million) in asset write-offs; mainly associated to equipments and financial assets with low possibility of collection and (iii) Ch$1,522 million (US$3.1 million) in fines associated to lawsuits and sanctions by Subtel.

(iii) monetary correction reflected a Ch$1,455 million (US$2.8 million) charge resulting from a charge of Ch$2,203 million (US$4.4 million) due to the recognition of a temporary loss of Ch$2,203 million (US$4.4 million) related to the fair value of derivative instruments used in debt hedges, mainly explained by a lower market rate of the debt in UF in comparison to the engaged average rate. In addition, the positive CPI of 2.2% registered in the quarter, meant a slight loss due to the unbalance of assets and liabilities that are registered in pesos and UF, compensated by a gain due to exchange differences. This compares to a loss in the monetary correction of Ch$2,643 million (US$5.3 million) in 4Q06.

The above was partially offset by: (i) interest income of Ch$1,790 million (US$3.6 million) in 4Q06, in comparison with Ch$1,048 million (US$2.1 million) registered in 4Q06. This increase is mainly explained by higher level of available funds and higher interest rates in the quarter, and (ii) other non-operating income of Ch$1,217 million.

The non-operating loss for the year 2007 reached Ch$24,375 million (US$49.1 million). This amount compares to a loss of Ch$32,150 (Us$64.7 million) in 2006.

INCOME TAXES

INCOME TAXES: In 4Q07 Telefónica Chile recorded a total income tax charge in the amount of Ch$8,714 million (US$17.5 million). This compares to the Ch$8,356 million (US$16.8 million) tax charge in 4Q06.

Total income tax in 4Q07 consists of: (i) a charge of Ch$9,019 million (US$18.2 million) in current income taxes; (ii) a credit of Ch$3,836 million (US$7.7 million) for the reversal of deferred tax liabilities due to lower levels of depreciation in the taxable income base as result of lower investments as compared to historic investment levels; and, (iii) a charge of Ch$3,531 million (US$7.1 million) for deferred taxes from previous periods due to the change in accounting standards (Technical Bulletin No. 60) in year 2000, which required the Company to amortize the accumulated amount of deferred taxes from previous years.

For the year 2007, income taxes reached Ch$33,214 million (US$66.8 million) in comparison with Ch$31,552 million (US$63.5 million) registered in 2006.

NET RESULT

The Company recorded net income of Ch$685 million (US$1.4 million) in 4Q07 vs. net income of Ch$3,951 million (US$8.0 million) in 4Q06.

Net income per ADR in 4Q07 amounted to US$0.006, compared to the net income per ADR of US$0.031 recorded in 4Q06. Likewise, net income per share in 4Q07 equaled Ch$0.7 as compared to Ch$4.1 in 4Q06.

CAPEX

Capital Expenditures for Telefónica Chile and its consolidated subsidiaries amounted to US$85.4 million in 4Q07 and accumulated US$291 million in the year 2007. Capital expenditures were mainly associated to the development of broadband (ADSL), Pay TV, fixed telephony network, data network, maintenance and development, and projects aimed at improving quality.

REVENUES BY BUSINESS UNIT

Change in Consolidated Revenues Presentation

We changed the consolidated revenues presentation to better the Company’s bundling strategy are accounted. In the last quarter of the year 2007, we changed the format of how we group revenues, which consisted in presenting Broadband and Television revenues separately from the formerly known “Fixed Telecommunications revenues”, leaving the remaining revenues grouped in “Voice, Network and Complementary Services”, which includes the voice revenues [traditional telephony (fixed charge and plans of minutes), access charges and interconnections revenues (fixed network), which remains unchanged; and “Complementary Services” which groups the other revenues associated to fixed telephony, such as: public telephones, interior installations, equipment marketing, connections and other installations, value added services, among others.

VOICE, NETWORK AND COMPLEMENTARY SERVICES

Voice, Network and Complementary services is divided into Telephony (voice), Access Charges and Interconnections, and Other Complementary services, which include other revenues associated to fixed telephony, such as: interior installations, equipment marketing, connections and other installations, directory advertising and Telemergencia (home security services subsidiary), and public telephones, among others. The total of this revenues represented 54.8% of total operating revenues in 4Q07, amounting to Ch$89,165 million (US$179.4 million) decreased 6.1% from 4Q06. This is mainly attributable to the decline in Telephony (voice) revenues (-6.5%), access charges (-1.2%) and complementary services (-8.3%) .

In the year 2007, Voice, Network and Complementary services’ revenues decreased 10.2%, reaching Ch$361,284 million (US$727.1 million).

The bundling of services through a flexible offer allows for higher revenues.

Telephony (Voice) revenues, which include the fixed monthly charge, variable charge, connections and other installations and plans of minutes (allowed under tariff flexibility), decreased 6.5% to Ch$57,178 million (US$115.0 million) in 4Q07 as compared to 4Q06. This decrease is mainly attributable to a 30.3% decrease in the fixed monthly charge and a 23.9% decrease in the variable charge. Traditional telephony (fixed monthly charge and variable charge) revenues have also been affected by: (i) a 4.0% decrease in average traffic per line for 4Q07 compared to 4Q06; and (ii) a 1.9% decrease in average lines in service compared to 4Q06, mainly resulting from competition and mobile cannibalization. These were partially offset by an increase of 16.8% in revenues from plans of minutes associated with tariff flexibility. As of 31 December of 2007, these plans represented 67.8% of the total lines in service.

Nevertheless, revenue diversification through the increased mix of plans associated with tariff flexibility has helped mitigate the decline in revenues due to lower traffic and lines in service, in line with the Company’s strategy. The revenues associated to flexible plans represent 20.7% of the consolidated revenues, surpassing the revenues of traditional telephony (fixed monthly charge and variable charge).

Access charges and interconnection (Fixed Network) revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services apart from access charges, such as network unbundling, interconnection of networks, information services for carriers and network services for wholesalers, among others. These revenues decreased by 1.2% in 4Q07 to Ch$13.368 million (US$26.9 million). This difference was mainly due to decreases of 19.5% in access charge revenues from DLD. Long distance access charge traffic decreased 23.9% in 4Q07 as compared with 4Q06. These were partially offset by an increase of 2.1% in revenues of other interconnection services.

Revenues from Other fixed telecommunications businesses include revenues generated from telephone directory advertising as a result of the Company's contract with Publiguías, dedicated and dial-up Internet service, Telemergencia (home security services subsidiary), public telephones, interior installations, equipment marketing and connections and other installations, value-added services and other basic telephony revenues (such as operator assisted services and rural telephony, among others). These revenues decreased 8.3% in 4Q07 to Ch$18,619 million (US$37.5 million) as compared to 4Q06. This is mainly due to lower revenues from: (i) Telemergencia home security services (-22.6%) due to greater market competition; (ii) interior installations (-13.7%) due to lower number of lines subject to maintenance charges; and, (iii) Value Addes services (-26.9%) . The above were partly offset by higher equipment marketing revenues, which amounted to Ch$1,738 million (US$3.5 million) in 4Q07 as compared to Ch$668 million (US$1.3 million) in 4Q06. This increase is mainly explained by the sale of computers and telecommunications equipment related to the “Puesto de Trabajo Informatico” plan for small and medium enterprises, which was launched in July 2007. The plan offers Voice and Broadband services to small and medium enterprises, including the necessary equipment to provide the service.

Broadband

Broadband (ADSL) revenues, which represent 16.4% of the total revenues, amounted to Ch$26,747 million (US$53.8 million) in 4Q07, an increase of 52.7% with respect to 4Q06. This increase was primarily due to: (i) the 30.1% growth in ADSL connections in the quarter, driven by a commercial focus on bundled plans of broadband plus minutes of voice and digital TV (for residential customers), as well as a new plan for small and medium enterprises, called “Puesto de Trabajo Informatico”, launched in July 2007 as explained previously, these all led to increase market share to 50% as of December 31, 2007; and (ii) a change in the marketing of the “Speedy” internet service. It is worth mentioning, that as of the start of 2007, all revenues from broadband and internet access collected from clients are recorded in the income statement, and outsourcing service costs are recorded in general expenses; the effect of this change on net income is neutral. By providing a single point of contact, through which the Company provides the customer with both the broadband infrastructure and, through outsourcing, internet access, the Company strengthens its relationship with the final customer. In 4Q07, the Company recognized Ch$4,700 million in additional revenues related to this change.

In 2007 broadband revenues increased 54.4%, in comparison with 2006, reaching Ch$101,632 million (US$204.5 million), which represents 16.1% of total revenues.

PAY TV

Revenues from the Pay TV business, launched in June 2006, amounted to Ch$8,757 million (US$17.6 million) in 4Q07, accounting for 5.4% of total revenues. As of December 31, the Company had 219,916 Pay TV clients, attaining 17.0% market share. During 2007, the Company has enhanced its offer by incorporating five additional channels and complementing its existing TV offering as of June 2007 with interactive services through IPTV (television over broadband). The interactive services include Video on Demand (VoD), which features a virtual library with over 200 hours of content. Additionally, as of September 2007 the Company is offering the personal video recorder service (PVR), which allows the client to record, pause, rewind or fast-forward any TV program.

In 2007, Television revenues reached Ch$26,556 million (US$53.4 million), five folds more than in 2006, and represent 4.2% of total revenues.

This growth is mainly due to the bundling strategy of theses services, by the means of a flexible offer where the clients create the combination of services that better accommodate their needs, and as a result, improve the average revenue of the client while strengthening loyalty.

LONG DISTANCE

Telefónica Larga Distancia strengthens its position of market leadership, achieving market share of 42.4% and 41.0% in DLD and ILD, respectively.

Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 9.1% of consolidated operating revenues in 4Q07, decreased 8.2% as compared to 4Q06, amounting to Ch$14,811 million (US$29.8 million). The decrease in revenues is mainly explained by: (i) a decrease of 19.9% in the revenues of network rental, mainly due to the change in the marketing of the “Speedy” Internet service. Prior to January 1st, 2007, Internet Service Providers (ISPs) contracted network rental services for international access to content, and beginning said date, the Company provides access directly through its subsidiary Telefónica Larga Distancia and Distancia and which upon consolidation, records revenues from these accesses as part of broadband services;

(ii) a decrease of 16.3% in national long distance (DLD) mainly due to lower prices, which fell 23.2% with respect to 4Q06. The lower revenues from DLD were partly offset by higher ILD revenues, which increased 6.9% due to higher incoming ILD traffic. As a result of the Company’s commercial efforts and launch of “unlimited” DLD plans, DLD and ILD traffics increased 8.9% and 10.9%, respectively, despite the negative market trend. As a result, DLD market share for the quarter increased 5.7 p.p. with respect to 4Q06, reaching 42.4%, and ILD market share increased 4.3 p.p. to 41.0% in 4Q07.

In 2007, long distance revenues fell 7.7% in comparison with 2006, reaching Ch$58,435 million (US$117.6 million).

CORPORATE CUSTOMER COMMUNICATIONS

Corporate customer communications include revenues from: (i) terminal equipments, which mainly refers to the sale of voice equipment and data transmission equipment; (ii) complementary telephone services, such as digital communications for corporations (high-consumption plans); (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network; and, (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services for corporate customers.

Stable revenues from corporate customer communications and market share of 42% in a highly competitive market

Revenues from corporate customer communications, which accounted for 13.9% of consolidated revenues, increased 5.4% from 4Q06 and amounted to Ch$22,580 million (US$45.4 million) in 4Q07.

This variation was mainly due to a an increase of 14.8% in circuits and others, due to increased revenues from advanced solutions for clients, and an increase of 6.1% in equipment sales. Both increments are mainly explained by the launch of a telecommunications project for the Chilean Army in the northern part of Chile. Data revenues associated to the IP network (dedicated IP and digital data network Citynet) decreased 1.4% with respect to the 4Q06 because of lower prices.

In 4Q07, Datared links decreased by 10.2%, whereas data links through the IP network (dedicated IP) grew by 23.3%, and the ATM links remained stable in comparison with 4Q06.

In 2007, corporate communications revenues increased slightly 0.6% from 2006, reaching Ch$82,256 million (US$165.5 million).

OTHER BUSINESSES

Other businesses include revenues from the administrative service subsidiary t-gestiona and others. These revenues, which accounted for 0.5% of total 4Q07 operating revenues, increased 22.9% with respect to 4Q06, amounting to Ch$745 million (US$2.9 million) in 4Q07. In the year 2007, other businesses revenues reached Ch$2,409 million (US$4.8 million).

BUSINESS UNIT PERFORMANCE FOR 4Q07

			Contribution to
	EBITDA	EBITDA Margin	Net Result
	(Ch$ mn)		(Ch$mn)

Consolidated	75,848	46.6%	685

Individual by Business Unit
Fixed Telecommunications	59,009	40.2%	(4,131)
Long Distance	11,306	45.8%	6,514
Corp. Communications	7,128	27.8%	369

COMPANY NEWS

DIVIDEND PAYMENT AND ORDINARY SHAREHOLDERS MEETING

On the 21st of November of 2007, the interim dividend N° 174, was distributed with charge against net income of 2007 for a total amount of Ch$5,743 million, equivalent to Ch$6.0 per share.

Moreover, in line with the Company’s Dividend Policy, on January 30th, 2008, the Board of Directors approved a proposal of a final dividend distribution for a total amount of Ch$5,050 million (US$10.2 million), equivalent to a gross amount of Ch$5.27 per share (US$0.05* per ADR). The proposal will be presented for approval of the shareholders at the Ordinary Meeting, which the Board called for on April 14th, 2008.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:

www.telefonicachile.cl (Investor Relations)
For more information contact:

Sofía Chellew - Verónica Gaete
María José Rodríguez	Lucia Domville
TELEFONICA CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	Tel: 646-284-9416
Fax: 562-691-2392
E-mail:	E-mail:
sofia.chellew@telefonicachile.cl,	ldomville@hfgcg.com
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing, value-added and digital television services, among others.

  This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control

==================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director